Telix Pharmaceuticals Limited ACN 616 620 369 55 Flemington Road North Melbourne Victoria, 3051 Australia ASX ANNOUNCEMENT Page 1 Telix and ITM Join Forces to Create a Radiopharmaceutical Powerhouse • Transformational merger reinforces Telix’s long-term growth strategy as a vertically integrated radiopharmaceutical company with enhanced capabilities across development, isotope production and global manufacturing, underpinned by commercial excellence and the industry’s most extensive therapeutic pipeline. • ITM is the world’s leading supplier of therapeutic radioisotopes, with broad capabilities spanning lutetium-177 (177Lu), actinium-225 (225Ac) and terbium-161 (161Tb) production. • ITM is the only producer of globally scaled commercial-grade 177Lu and serves as a key supplier for both commercially available and future therapeutic radiopharmaceuticals. • ITM’s commercial-scale and profitable isotope production business significantly contributes to cash generation while deepening Telix’s supply chain for isotopes required for its therapeutics pipeline. • ITM’s complementary pipeline includes ITM-11 (177Lu-edotreotide), a novel therapeutic candidate for the treatment of gastroenteropancreatic neuroendocrine tumors (GEP-NETs), which has successfully completed Phase 3 development, potentially accelerating Telix’s entry into a validated commercial market for targeted radionuclide therapy (TRT). • Upfront consideration of US$1.65 billion on a cash-free/debt-free basis. After adjustments, ITM Shareholders are expected to be paid approximately US$1.25 billion in Telix Shares at US$11.841 per share, released as Nasdaq ADRs after the respective escrow periods. • Additional contingent consideration of up to US$700 million upon achievement of future regulatory approvals and commercial sales milestones for ITM-11. • The transaction is subject to Telix Shareholder approval and other customary closing conditions. Investor conference call to be held today at 9:30 a.m. AEST Monday September 21, 2026. (7:30 p.m. EDT Sunday September 20, 2026 / 1:30 a.m. CEST Monday September 21, 2026). Register at the following link: https://s1.c-conf.com/diamondpass/10057230-8w1zq8.html Melbourne (Australia), Indianapolis, IN (U.S.) and Munich (Germany) – September 21, 2026. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, “Telix”) today announces it has signed a strategic agreement to lead a merger with ITM Isotope Technologies Munich SE (“ITM”), a global leader in radioisotope production and radiopharmaceutical development. The merger will further strengthen Telix’s leadership as a vertically integrated radiopharmaceutical company with the capabilities required to develop, manufacture and deliver innovative treatments to patients globally. The combined organization will be uniquely positioned as a radiopharmaceutical industry leader, differentiated by a world-class scaled isotope manufacturing business with a validated global distribution network, a market-leading commercial precision medicine platform and the industry’s most extensive therapeutic radiopharmaceutical pipeline. Founded in 2004, ITM is a private company with a leading commercial scale radioisotope manufacturing and global distribution network spanning over 65 countries. ITM is a key supplier of 177Lu and – with a compound annual growth rate (CAGR) of 40% from 2021 to 2025 – delivered annual revenue of US$273 million in 2025 2 . This commercial momentum is underpinned by increasing global demand for TRT and radioisotopes for commercially approved products and assets 1 Based on the 30-day trailing VWAP on the ASX prior to signing of A$16.65, converted at an AUD/USD exchange rate of 0.71. 2 ITM audited financial statements (2025).

Page 2 under clinical development. The global nuclear medicine market is forecast to reach US$41 billion by 20343. ITM’s late-stage novel pipeline is complementary to Telix and includes ITM-11 (177Lu-edotreotide), a differentiated somatostatin receptor (SSTR)-targeted treatment for GEP-NETs. ITM-11 has completed a successful Phase 3 trial (COMPETE, NCT03049189)4 and fully enrolled a second indication expansion Phase 3 study (COMPOSE, NCT04919226) with an interim analysis expected in H1 2027. If approved, ITM-11 has the potential to accelerate Telix’s entry into the commercial therapeutic market and expand its presence in neuroendocrine tumors, a commercially validated and clinically significant market for TRT. The combined organization is expected to generate unaudited pro forma 2026 revenue and income exceeding US$1.3 billion5, based on management estimates. ITM’s radioisotope manufacturing business is profitable and generates cash flow. Continued growth from manufacturing, cost savings and further targeted synergies and pipeline optimization are expected to support a positive EBITDA6 contribution in 20277 and onward. If approved by health regulators, the launch of ITM-11 is expected to drive further upside, with the potential to generate additional high-margin therapeutic revenue in the near term. Telix Managing Director and Group CEO, Dr. Christian Behrenbruch, said, “This merger positions Telix at the forefront of the consolidation that is occurring as the industry matures. ITM is the leader in radioisotope production, with deep scientific expertise and a track record of value-adding innovation. We have enjoyed a close working relationship with ITM for many years and there is strong management alignment for the rationale behind this transaction. By combining our complementary strengths, we will create a company with commercial scale, world-leading supply and the most exciting theranostic drug portfolio in the sector. Importantly, this combination further expands our late-stage therapeutic pipeline with two completed Phase 3 trials and deepens radioisotope security, while bringing together the mission-critical capabilities needed to deliver radiopharmaceutical treatments to patients around the world.” ITM Chief Executive Officer, Dr. Andrew Cavey, added, “Joining two radiopharmaceutical pioneers creates a company with unmatched breadth and depth across the value chain, supported by deep expertise and talent. Our management teams have a track record of working together and a nuanced understanding of our respective commercial strengths and customer relationships. Together, we believe Telix and ITM will be uniquely positioned to capitalize on rapidly growing global demand for radiopharmaceuticals to the benefit of both shareholders and patients.” Deal Terms Under the terms of the agreement and subject to Shareholder approval, Telix will acquire 100% of the shares in ITM for US$1.65 billion upfront on a cash-free/debt-free basis expected as follows: • US$1.25 billion will be paid to the sellers in the form of 105.8 million Telix shares (priced at the 30-day trailing VWAP as of signing of US$11.841) and released to the sellers as Nasdaq- listed ADRs at the end of their respective escrow periods; • US$302 million of net debt will be assumed by Telix at closing; and • US$96 million of management equity rollover and transaction expenses payable by the sellers8; and in each case subject to closing adjustments. 3 MEDraysintell Current Landscape of the Nuclear Medicine Market, 2025 edition. 4 Walter T, et al. The Lancet, July 2, 2026. 5 Refer to slide 20 of the Investor Presentation released by Telix to the ASX in conjunction with this announcement. 6 Earnings before interest, tax, depreciation and amortization. 7 Subject to the realization of targeted synergies and commercial timing assumptions. Excludes one-off implementation costs. 8 Sellers may allocate and sell some of the Telix Shares deducted from closing consideration to settle a portion of these transaction expenses.

Page 3 Additional contingent consideration of up to US$700 million will become payable upon the achievement of specified regulatory approvals and sales milestones for ITM-11 as set out below: • Up to US$250 million upon U.S. Food and Drug Administration (FDA) approval of ITM-11 across three different indications: o US$100 million upon FDA approval for expected first indication in G1-G2 GEP- NETs no later than December 31, 2027; o US$100 million upon FDA approval for G2-G3 GEP-NETs indication no later than December 31, 2030; and o US$50 million upon FDA approval for Lung NETs indication no later than December 31, 2031; and • Up to US$450 million based on ITM-11 net global sales in FY 2030 in excess of US$150 million. All milestone consideration will be payable in cash or Shares9 at Telix’s election10. Consideration paid to ITM Shareholders at closing is subject to financial adjustments at closing, indemnity holdbacks, and escrow (lockup) restrictions on the Shares issued at closing of up to 15 months which may be waived in limited part to allow the sellers to pay their tax and transaction expense liabilities. Upon completion of the transaction, Telix Shareholders will own approximately 76.3% and ITM Shareholders will own approximately 23.7% of Telix shares on issue. The transaction has been approved by Telix’s Board of Directors and, as of signing, Shareholders holding over 90%11 of ITM’s Shares. The transaction is expected to close by the end of FY 2026 subject to Telix Shareholder approval as required under the ASX Listing Rules, regulatory approvals, and other customary closing conditions. Refer to the Investor Presentation lodged today with the ASX for further information on the transaction. A Notice of Meeting will be sent to Telix Shareholders for an extraordinary general meeting expected to be held in November 2026. Advisors Morgan Stanley Australia Limited acted as exclusive financial advisor to Telix. Sidley Austin LLP and Herbert Smith Freehills Kramer LLP acted as legal counsel to Telix. Centerview Partners acted as exclusive financial advisor to ITM. Latham & Watkins LLP acted as legal counsel to ITM. About ITM Isotope Technologies Munich SE ITM, a leading radiopharmaceutical biotech company, is dedicated to providing a new generation of radiopharmaceutical therapeutics and diagnostics for hard-to-treat tumors. The company aims to meet the needs of cancer patients, clinicians, and partners through excellence in development, production, and global supply of medical radioisotopes. With improved patient benefit as the driving principle for all it does, ITM advances a broad precision oncology pipeline, including multiple Phase 3 studies, combining the company’s high-quality radioisotopes with a range of targeting molecules. By leveraging two decades of pioneering radiopharma expertise, its respected industry position and its established global network, ITM strives to provide patients with more effective targeted treatment to improve clinical outcomes and quality of life. ITM is headquartered in Munich, Germany with two GMP manufacturing sites and a global distribution network spanning 65 countries. Through its agreement with Isogen, ITM has 15-year 9 Priced and settled at the 30-day trailing VWAP prior to milestone achievement and converted to Nasdaq ADRs. 10 Telix will seek Shareholder approval for the issue of Shares for the milestone payments based on Telix share price at signing. 11 Remaining ITM shareholders expected to sign Joinder Agreements to the Share Purchase Agreement prior to closing.

Page 4 exclusive access to Bruce Power’s nuclear reactors in Canada for the irradiation services required to manufacture 177Lu. For further information, visit: www.itm-radiopharma.com About Telix Pharmaceuticals Limited Telix Pharmaceuticals (ASX: TLX, NASDAQ: TLX) is a commercial-stage global radiopharmaceutical company, advancing targeted theranostics to improve outcomes for people with cancer across the patient journey. Theranostics pairs a precision diagnostic with a targeted therapy to both diagnose and treat disease. Telix's commercial franchise is anchored by its precision diagnostics portfolio: Illuccix® (kit for the preparation of gallium-68 gozetotide injection), commercially available in 22 countries including the U.S., and Gozellix® (kit for the preparation of gallium-68 gozetotide injection), approved by the U.S. Food and Drug Administration (FDA) for prostate imaging, and Pixclara® (floretyrosine F 18) approved by the FDA for glioma imaging. The Company's late-stage therapeutic pipeline includes three investigational assets in pivotal-stage trials: TLX591-Tx (lutetium-177 (177Lu) rosopatamab tetraxetan) in prostate cancer, TLX101-Tx (iodofalan 131I) in recurrent glioblastoma, and TLX250- Tx (lutetium (177Lu) girentuximab tetraxetan) in kidney cancer, additionally complemented by a deep pipeline of next generation candidates. TLX591-Tx, TLX101-Tx and TLX250-Tx have not received marketing authorizations in any jurisdiction. Telix is headquartered in Melbourne, Australia, with operations across North America, Europe, Latin America and Asia-Pacific. For more information, visit www.telixpharma.com or follow Telix on LinkedIn, X and Facebook. Investor Relations Annie Kasparian Annie.kasparian@telixpharma.com Charlene Jaw Charlene.jaw@telixpharma.com Benedikt Orzelek Ben.orzelek@itm-radiopharma.com Media Eliza Schleifstein Eliza@schleifsteinpr.com Kathleen Noonan Kathleen.noonan@itm-radiopharma.com This announcement has been authorized for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board. Legal Notices Cautionary Statement Regarding Forward-Looking Statements. You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website. The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix and ITM disclaim any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement. This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business

Page 5 developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Telix or ITM’s actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s and, as applicable, ITM’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix or ITM’s respective businesses and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix and ITM’s respective businesses, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of preclinical and clinical trials, and research and development programs; ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for product candidates, including the planned NDA resubmission for ITM-11 and the planned BLA resubmission for TLX250-Px, manufacturing activities and product marketing activities; sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of product candidates, if or when they have been approved; the parties’ ability to obtain an adequate supply of raw materials at reasonable costs for their respective products and product candidates; estimates of expenses, future revenues and capital requirements; the parties’ financial performance; developments relating to the parties’ respective competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on the parties’ respective businesses, including as a result of war or other geopolitical conflicts; and the pricing and reimbursement of the parties’ product candidates, if and after they have been approved. Telix or ITM’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward- looking statements. Trademarks and Trade Names. All trademarks and trade names referenced in this press release are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of ITM or their respective owners. For convenience, trademarks and trade names may appear without the ® or ™ symbols. Such omissions are not intended to indicate any waiver of rights by Telix, ITM or the respective owners. Trademark registration status may vary from country to country. Telix and ITM do not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties. ©2026 Telix Pharmaceuticals Limited and ITM Isotope Technologies Munich SE. All rights reserved.